UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release "Adira Energy Announces Resignation of Israeli Independant Director", dated March 10, 2013
99.2	Form 51-102F3 Material Change Report, dated March 11, 2013
99.3	News Release "Adira Energy Applies for Extension of Dill Contract and Spud Dates on its Samuel License, Offshore Israel", dated April 5, 2013
99.4	Notice of Meeting and Record Date, dated April 29, 2013
99.5	Form 13-502F1 Class 1 Reporting Issuers - Participation Fee
99.6	Form 51-101 F3 Oil & Gas Annual Disclosure Filing, dated April 30, 2013
99.7	Form 51-101 F1 Oil & Gas Annual Disclosure Filing, dated April 30, 2013
99.8	Notice of Meeting and Record Date, dated May 28, 2013
99.9	Q1 2013 Unaudited Interim Consolidated Financial Statements
99.10	Q1 2013 MD&A
99.11	52-109FV2 - Cerification of Interim Filings Q1 2013 - CEO, dated May 30, 2013
99.12	52-109FV2 - Cerification of Interim Filings Q1 2013 - CFO, dated May 30, 2013
99.13	Notice of Meeting and Record Date, dated June 20, 2013
99.14	News Release "Adira Energy Gabriella License Consortium Enters into Agreement and Applies for License Extentions on Offshore Licenses", dated July 1, 2013
99.15	News Release "Adira Energy Announces Private Placement", dated July 3, 2013
99.16	Officer's Certficate, dated July 15, 2013
99.17	Notice of Meeting, dated July 10, 2013
99.18	Management Information Circular, dated July 10, 2013
99.19	Form of Proxy
99.20	News Release "Adira Announces Increased Estimated Resources in the Yam Hadera License, Offshore Isreal", dated July 18, 2013

Notice Pursuant to Rule 135c Under the Securities Act of 1933

The News Release submitted herewith as Exhibit 99.15 shall not constitute an offer to sell, nor the solicitation for any offers to buy any securities of Adira Energy Ltd. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: July 18, 2013

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development